SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
TEL: (212) 735-3000
FAX: (212) 735-2000
August 4, 2009
BY HAND AND BY EDGAR
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

RE:	Aircastle Limited Registration Statement on Form S-3 Filed June 19, 2009 (File No. 333-160122)
Dear Ms. Long:
     On behalf of Aircastle Limited, a Bermuda company (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
     The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 30, 2009 (the “Comment Letter”).
     Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Aircastle Limited
August 4, 2009

General
1.	We note your response to comment 2 in our letter dated July 16, 2009. Assuming that Oppenheimer is not an affiliate, your public float is approximately 46,898,443 (based on 79,234,863 total shares outstanding and 32,336,420 shares held by your officers and directors). Therefore, affiliates of Fortress Investment Group LLC are registering approximately 65% of your public float. Please expand your analysis for determining that the transaction is eligible under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The date on which and the manner in which the selling shareholders received the shares;
•	The relationship of the selling shareholders with the company, including an analysis of whether the selling shareholders are affiliates of the company;
•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
In response to the Staff’s comment, the Company respectfully advises the Staff that while the number of shares being registered by the shareholders (“Selling Shareholders”) listed in the table in “Selling Shareholders” on page 24 of the Registration Statement exceeds 35% of the public float of the Company’s shares as calculated by the Staff, the Company believes that the possible future periodic resales would be true secondary offerings of shares of the Company by certain shareholders affiliated with Fortress Investment Group LLC (“Fortress”) and that the possible future periodic resales would be eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons, among others:
•	The Company has been advised by the Selling Shareholders that none of the Selling Shareholders listed in the table in “Selling Shareholders” on page 24 of the Registration Statement purchased the shares with a view to distribution and none of the Selling Shareholders are broker-dealers or affiliates of broker-dealers. In addition, the Company has been advised by the Selling Shareholders that they have no present intention of conducting a single offering of all 30,560,877 common shares, but rather possible periodic resales subject to future market conditions. None of the Selling Shareholders are in the business of underwriting securities.
•	As detailed below and in footnotes 5 through 10 to the table in “Selling Shareholders” on pages 24 and 25 of the Registration Statement, the Selling Shareholders acquired the Company’s shares in the ordinary course of business and did not have an agreement or understanding, directly or indirectly, with any person to resell the shares. As detailed below, the shares were acquired in a variety of different transactions which were not merely conduits to a secondary offering.
•	Wesley R. Edens purchased 33,500 common shares on August 8, 2006 through a directed share program in connection with the Company’s initial public offering. Mr. Edens purchased through open market purchases an additional 100 common shares on August 8, 2006, 4,000 common shares on August 9, 2006, 3,900 common shares on August 17,

Aircastle Limited
August 4, 2009

2006, 29,400 common shares on August 18, 2006, 35,600 common shares on August 22, 2006 and 164,430 common shares on October 4, 2007. Mr. Edens purchased 729,070 additional common shares on February 13, 2007 through a directed share program in connection with the Company’s follow-on offering.
•	The 21,750,002 aggregate common shares offered by Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, and Fortress Investment Fund III (Coinvestment Fund D) L.P. (collectively, the “Fund III Funds”) were purchased by the Fund III Funds in a private transaction prior to the Company’s initial public offering on August 8, 2006.
•	The 3,900,000 aggregate common shares offered by DBD AC LLC, DBO AC LLC, Drawbridge DSO Securities LLC and Drawbridge OSO Securities LLC (collectively, the “Drawbridge Entities”) were purchased by affiliates of the Drawbridge Entities in a private transaction prior to the Company’s initial public offering on August 8, 2006 and through a directed share program in connection with the Company’s initial public offering, and were subsequently transferred by such affiliates to the Drawbridge Entities.
•	The 3,625,000 common shares offered by Drawbridge Global Macro Master Fund Ltd. were purchased by Drawbridge Global Macro Master Fund Ltd. in a private transaction prior to the Company’s initial public offering on August 8, 2006.
•	Fortress Partners Offshore Securities LLC purchased 15,000 common shares through a directed share program in connection with the Company’s follow-on offering on February 13, 2007. Fortress Partners Offshore Securities LLC purchased through open market purchases an additional 33,075 common shares on August 22, 2007 and 2,800 common shares on August 23, 2007.
•	An affiliate of the Fortress Partners Securities LLC purchased 100,000 common shares through a directed share program in connection with the Company’s initial public offering on August 8, 2006 and subsequently transferred such shares to Fortress Partners Securities LLC. Fortress Partners Securities LLC purchased an additional 135,000 common shares through a directed share program in connection with the Company’s follow-on offering on February 13, 2007.
•	The possible future periodic resales would be resales made possible by certain registration rights granted by the Company to the Selling Shareholders and affiliates thereof prior to the initial public offering in 2006 under the Shareholders Agreement described on pages 8, 9 and 10 of the Registration Statement.

Aircastle Limited
August 4, 2009

•	The possible future periodic resales are not a type of transaction that has historically has been found by the Staff to be a primary issuance, such as equity line financings, “extreme convertible” transactions or the resale by broker-dealers of shares not received as part of compensation. The Company believes that the Registration Statement currently provides investors in the secondary market with adequate disclosure, including with respect to the impact of the resale of the shares on the Company.
•	Wesley R. Edens is the Chairman of the Board of Directors of the Company and Chief Executive Officer and Chairman of the Board of Fortress. The Selling Shareholders are affiliates of Fortress. By virtue of his voting interests in Fortress, Mr. Edens may be deemed to beneficially own the 29,560,877 aggregate shares beneficially owned by the Selling Shareholders. In addition, DBO AYR SP LLC (“DBO AYR”) owns 5.4% of DBO AC LLC. DBSO PSP LLC (“DBSO PSP”) owns 84.83% of DBO AYR. Mr. Edens is a member of DBSO PSP and may be deemed to beneficially own a portion of the shares held by DBO AC LLC in his personal capacity and not by virtue of beneficial ownership by Fortress or its affiliates. Mr. Edens disclaims beneficial ownership of all of the shares described above except to the extent of his pecuniary interest therein. In accordance with the Shareholders Agreement, an affiliate of Fortress is entitled to designate 3 of the 7 members of the Company’s Board of Directors. Other than the foregoing, there is no connection between the Company and the Selling Shareholders.
Cover Page of Registration Statement
2.	Please revise the registration statement fee table to reflect that you are no longer registering the debt guarantees.
In response to the Staff’s comment, the Company has revised the Registration Statement accordingly.
Exhibit 5.1 — Opinion of Conyers Dill & Pearman
3.	We note your response to comment 11 in our letter dated July 16, 2009. Please clarify in assumption (p) on page 3 that the “due execution and delivery” of documents does not apply to the company with respect to the Issued Shares. Please also revise assumption (q) on page 3 to reflect that it does not apply to the company with respect to the Issued Shares.
In response to the Staff’s comment, Exhibit 5.1 has been revised accordingly.
4.	We note your response to comment 13 in our letter dated July 16, 2009; however, an unqualified opinion regarding the legality of the Issued Shares is required. Basing this opinion solely on a review of the register is too broad and assumes material facts underlying the opinion and facts that are readily ascertainable. We would not object if counsel stated in the second paragraph on page 1 that it examined the register. Please revise.

Aircastle Limited
August 4, 2009

     In response to the Staff’s comment, Exhibit 5.1 has been revised accordingly.
* * * * *
     Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.
Very truly yours,
/s/ Joseph A. Coco
Joseph A. Coco

cc:	David R. Walton, Esq. Chief Operating Officer and General Counsel Aircastle Limited c/o Aircastle Advisor LLC 300 First Stamford Place, 5th Floor Stamford, Connecticut 06902